Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2022 Financial Results

- Q3 Revenues Up 19% to $39.2M with $1.01 Non-GAAP EPS –

KFAR SAVA, Israel, October 31, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance server/appliance networking solutions, today reported its financial results for the third quarter and nine months ended September 30, 2022.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2022 totalled $39.2 million, up 19% compared with $32.9 million for the third quarter of 2021.

On a GAAP basis, net income for the quarter totalled $6.0 million, or $0.88 per diluted share ($0.89 per basic share), up 129% compared with $2.6 million, or $0.38 per diluted share ($0.39 per basic share), for the third quarter of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $6.9 million, or $1.01 per diluted share ($1.02 per basic share), up 91% compared with $3.6 million, or $0.52 per diluted share ($0.53 per basic share), for the third quarter of 2021.

First Nine Months: Silicom’s revenues for the first nine months of 2022 totalled $105.4 million, up 14% compared with $92.2 million for the first nine months of 2021.

On a GAAP basis, net income for the period totalled $12.7 million, or $1.87 per diluted share ($1.90 per basic share), up 75% compared with $7.2 million, or $1.04 per diluted share ($1.06 per basic share) for the first nine months of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $14.6 million, or $2.15 per diluted share ($2.18 per basic share), up 53% compared with $9.5 million, or $1.36 per diluted share ($1.39 per basic share) for the first nine months of 2021.

Guidance

While multiple design wins continue to drive high demand for our products, our ability to deliver continues to be impacted to some extent by the global components crisis, which, despite signs of some lessening, is still expected to continue into 2023. We therefore project revenues for the fourth quarter of 2022 to range between $43 million and $45 million. The midpoint of this range represents 21% year-over-year revenue growth over the fourth quarter of 2021.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “We are very pleased to report another quarter of strong revenues, margins and profit growth, a clear demonstration of the power of our business model. The significant leverage inherent in the model pushed our operating margin to an impressive 18.4% for the quarter, and boosted our EPS to above $1, a 45% increase over Q2. While the ongoing components crisis has impacted our revenues to some extent, our ability to maintain a relatively high delivery rate worked to our benefit with both existing and new customers.”

Mr. Eizenman continued, “In fact, we have never experienced demand at this level, or from such a broad variety of market players, resulting in a significant increase in our total addressable market. Once our Edge products, which we developed initially for the SD-WAN market, became a clear growth driver for us, we realized that the same products are attractive for many more applications and markets, with performance, cost and flexibility advantages that they too need to actualize their roadmap. Now, telcos, service providers, appliance vendors and cloud players are using Silicom Edge products for applications as disparate as Virtual CPE (uCPE), telco-dedicated routing, Secure Access Services Edge (SASE) services and more.

“As a result, we now have a record pipeline of Design Wins and opportunities, and interest from potential new customers continues to grow. For example, during the quarter we closed an initial order with a leading SASE cybersecurity solution provider, who tells us that the ‘package’ we offer - the combination of product functionality, price, rapid customization capabilities and support – is exactly what they need for their next-generation systems and applications.”

Mr. Eizenman concluded, “With our total addressable market larger than ever, a record pipeline and stronger-than-ever momentum, we have never been better positioned and look forward to multi-year expansion.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, October 31st, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	$21,233	$29,285
Marketable securities	6,786	8,266
Accounts receivables: Trade, net	25,575	31,120
Accounts receivables: Other	6,465	4,693
Inventories	92,505	75,753
Total current assets	152,564	149,117

Marketable securities	15,231	23,773
Assets held for employees’ severance benefits	1,803	1,882
Deferred tax assets	1,325	1,616
Property, plant and equipment, net	4,582	4,576
Intangible assets, net	6,485	4,314
Right of Use	8,816	8,765
Goodwill	25,561	25,561
Total assets	$216,367	$219,604

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$19,496	$29,918
Other accounts payable and accrued expenses	13,330	18,582
Lease Liabilities	1,576	1,811

Total current liabilities	34,402	50,311

Lease Liabilities	6,554	7,377
Liability for employees’ severance benefits	3,169	3,443
Deferred tax liabilities	71	10

Total liabilities	44,196	61,141

Shareholders' equity
Ordinary shares and additional paid-in capital	64,951	63,412
Treasury shares	(35,511)	(34,995)
Retained earnings	142,731	130,046
Total shareholders' equity	172,171	158,463

Total liabilities and shareholders' equity	$216,367	$219,604

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Sales	$39,165	$32,878	$105,389	$92,157
Cost of sales	25,210	21,720	68,422	60,315
Gross profit	13,955	11,158	36,967	31,842

Research and development expenses	4,752	4,999	15,487	14,989
Selling and marketing expenses	1,799	1,580	5,181	4,749
General and administrative expenses	1,107	1,152	3,435	3,401
Total operating expenses	7,658	7,731	24,103	23,139

Operating income	6,297	3,427	12,864	8,703

Financial income (loss), net	525	(130)	2,025	404
Income before income taxes	6,822	3,297	14,889	9,107
Income taxes	834	679	2,204	1,860
Net income	$5,988	$2,618	$12,685	$7,247

Basic income per ordinary share (US$)	$0.89	$0.39	$1.90	$1.06

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,711	6,795	6,686	6,857

Diluted income per ordinary share (US$)	$0.88	$0.38	$1.87	$1.04

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,793	6,931	6,790	6,996

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2022	2021	2022	2021

GAAP gross profit	$13,955	$11,158	$36,967	$31,842
(1) Share-based compensation (*)	145	120	479	358
Non-GAAP gross profit	$14,100	$11,278	$37,446	$32,200

GAAP operating income	$6,297	$3,427	$12,864	$8,703
Gross profit adjustments	145	120	479	358
(1) Share-based compensation (*)	756	649	2,224	1,734
Non-GAAP operating income	$7,198	$4,196	$15,567	$10,795

GAAP net income	$5,988	$2,618	$12,685	$7,247
Operating income adjustments	901	769	2,703	2,092
(2) Lease liabilities - financial expenses (income)	(95)	132	(1,015)	(42)
(3) Taxes on amortization of acquired intangible assets	68	67	203	200
Non-GAAP net income	$6,862	$3,586	$14,576	$9,497

GAAP net income	$5,988	$2,618	$12,685	$7,247
Adjustments for Non-GAAP Cost of sales	145	120	479	358
Adjustments for Non-GAAP Research and development expenses	344	275	1,092	736
Adjustments for Non-GAAP Selling and marketing expenses	203	191	574	506
Adjustments for Non-GAAP General and administrative expenses	209	183	558	492
Adjustments for Non-GAAP Financial income (loss), net	(95)	132	(1,015)	(42)
Adjustments for Non-GAAP Income taxes	68	67	203	200
Non-GAAP net income	$6,862	$3,586	$14,576	$9,497

GAAP basic income per ordinary share (US$)	$0.89	$0.39	$1.90	$1.06
(1) Share-based compensation (*)	0.13	0.11	0.40	0.30
(2) Lease liabilities - financial expenses (income)	(0.01)	0.02	(0.15)	-
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP basic income per ordinary share (US$)	$1.02	$0.53	$2.18	$1.39

GAAP diluted income per ordinary share (US$)	$0.88	$0.38	$1.87	$1.04
(1) Share-based compensation (*)	0.13	0.11	0.40	0.30
(2) Lease liabilities - financial expenses (income)	(0.01)	0.02	(0.15)	(0.01)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01	0.03	0.03
Non-GAAP diluted income per ordinary share (US$)	$1.01	$0.52	$2.15	$1.36

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))